Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax

Matthew Carter Partner matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3184 Fax

January 23, 2026

VIA EDGAR

Christian Sandoe
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Barings Global Short Duration High Yield Fund (File No. 811-22562)
Request for Non-Objection to Use of Form N-2

Dear Mr. Sandoe:

This letter is being filed on behalf of Barings Global Short Duration High Yield Fund (the “Fund”), a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  Pursuant to discussions with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”), we understand that, based upon the specific facts and circumstances involved in this matter, the Staff will not object to the Fund’s use of a future shelf registration statement on Form N-2 in reliance on General Instruction A.2 thereto, notwithstanding the Fund’s untimely filing of its Form N-CSR for the period ended December 31, 2024 (the “2024 Annual Report”).

The Fund does not currently have an effective registration statement and has not sold any shares since the expiration of its prior registration statement on Form N-2 that was initially filed in 2011. The Fund intends to file a shelf registration statement on Form N-2. The primary purpose of the shelf registration statement is to enable the Fund to publicly offer and sell its securities at various times, including pursuant to “at the market” offering programs. If the Fund is not able to file a shelf registration statement on Form N-2 pursuant to General Instruction A.2 to Form N-2, the Fund respectfully submits that investors in the Fund may be disadvantaged if the Fund is required to incur additional expenses associated with its shelf registration statement or is not able to access the capital markets as efficiently or in a timely manner as it might otherwise be able to if it could file its shelf registration statement on Form N-2 as described in this letter.

January 23, 2026 Page 2
General Instruction A.2. to Form N-2 provides that a fund registered under the 1940 Act must, among other things, have been registered for period of at least twelve calendar months immediately preceding the filing of the registration statement on Form N-2 and have timely filed all reports required to be filed pursuant to Section 30 of the 1940 Act and Section 12 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during the twelve calendar months and any portion of a month immediately preceding the filing of the shelf registration statement pursuant to such general instruction.

Pursuant to Rule 30e-1 under the 1940 Act, the Fund was required to transmit the 2024 Annual Report to shareholders within sixty days after the end of the Fund’s fiscal year. The Fund transmitted the 2024 Annual Report to shareholders on March 2, 2025, sixty-one days after the end of the Fund’s fiscal year because an external service provider for the Fund failed to timely return a website-ready version of the 2024 Annual Report for transmission to the Fund’s shareholders and posting to the Fund’s website. Notwithstanding the foregoing and the Fund’s good faith effort at complying with Rule 30e-1 under the 1940 Act, the Fund acknowledges that the 2024 Annual Report should have been transmitted to shareholders on or before March 1, 2025 and has taken the remedial measures discussed below.

Pursuant to Form N-CSR, the Fund was required to file its 2024 Annual Report with the Commission not later than ten days after the transmission of the 2024 Annual Report to shareholders. The Form N-CSR including the 2024 Annual Report was filed with the Commission on March 12, 2025, which was ten days after the Fund transmitted the 2024 Annual Report to shareholders.1 Unfortunately, the Form N-CSR submission was “accepted” by the Commission at 8:40 p.m. ET on March 12, 2025 due to no fault of the Fund. As a result, the N-CSR was deemed “filed” on March 13, 2025 and therefore “late” under the aforementioned requirements.

1 The Fund acknowledges that ten days after the March 1, 2025 deadline to transmit the 2024 Annual Report to shareholders would have resulted in the Form N-CSR being filed with the Commission on or before March 11, 2025.

January 23, 2026 Page 3
Since September 2023, the Fund has timely filed all reports required to be filed pursuant to Section 30 of the 1940 Act and Section 12 or 15(d) of the Exchange Act except for the 2024 Annual Report on Form N-CSR.

This late Form N-CSR filing occurred due to the facts described above and as a result of unforeseen issues with an external vendor, including delays resulting from the vendor failing to incorporate necessary edits to the Form N-CSR and the vendor’s failure to timely deliver expedited file-ready documents to the Fund for approval to file. Specifically, the Fund provided final edits to the vendor sufficiently in advance of 5:30 pm on the filing date but did not receive a file-ready version of the Form N-CSR to circulate for internal approval to file until after 5:30 pm on the filing date. As a result of these issues and though the Fund worked as diligently as possible towards filing its Form N-CSR before 5:30 p.m. ET, the Form N-CSR was ultimately not filed and accepted by the Commission until 8:40 p.m. ET on March 12, 2025, after the 5:30 p.m. ET filing deadline, and was officially posted to EDGAR as filed on March 13, 2025.

Pursuant to discussions with the Staff, and on the basis of the specific facts and circumstances in this matter, the Fund will implement the following remedial measures.

1.
Policies and Procedures.  The Fund will revise its policies and procedures with respect to its 1940 Act and Exchange Act filings to memorialize the Fund’s objective of seeking to complete such filings sufficiently in advance of the specific time that such filings are due to the extent reasonably practicable under the circumstances in order to provide sufficient buffer to address issues similar to those discussed above.

2.
Chief Compliance Officer Report.  In the quarterly and annual Chief Compliance Reports to the Board of Trustees of the Fund (the “Board”), the Chief Compliance Officer will continue to report to the Board on the timeliness of the Fund’s 1940 Act and Exchange Act filings.

Pursuant to discussions with the Staff, the Fund understands that the Staff will not object to the Fund’s use of a future shelf registration statement on Form N-2 in reliance on General Instruction A.2 thereto, notwithstanding the Fund’s untimely filing of the Form N-CSR relating to the Fund’s 2024 Annual Report.

January 23, 2026 Page 4
If you have any questions or comments regarding the above, please contact me at (202) 261-3395 or Matthew.Carter@dechert.com.

On behalf of the Fund, thank you for your consideration of this request.

Sincerely,

/s/ Matthew Carter
Matthew Carter
Partner

cc:	Richard Horowitz, Esq., Dechert LLP
Ashlee Steinnerd, Esq., Barings LLC